FOR IMMEDIATE RELEASE

Contact:

Dan Goldstein, Chairman, Formula Systems (1985) Ltd.

011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.

203-255-7902

FORMULA SYSTEMS (1985) LTD. ANNOUNCES CLOSING OF PRIVATE PLACEMENT OF $36 MILLION AND TWO NEW DIRECTORS

Herzliya, Israel, March 3, 2005 – Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that the previously announced private placement of 2,400,000 Formula shares for an aggregate purchase price of $36,000,000 to FIMGold Limited Partnership, an entity owned in equal parts by Dan Goldstein, Formula’s CEO and Chairman of the Board, and FIMI Opportunity Fund and parties related to it, has successfully closed.

 Following the issuance of the new shares, Formula’s outstanding share capital consists of 13,200,000 ordinary shares, of which FIMGold holds a total of 4,400,000 shares, which constitutes a controlling interest comprising of approximately 33%.

In addition, effective as of the closing, Ishay Davidi and Yarom Oren, both of whom are principals of FIMI, joined Formula’s Board of Directors.

Formula Systems (1985) Ltd. (NASDAQ: FORTY):

Formula Systems (1985) Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

FIMI Opportunity Fund is the first investment fund in Israel to offer “one-stop-shop”, for buy-outs and mezzanine financing.

The fund has a diversified portfolio, whereas the investments are in matured companies, with proven track record of revenues, positive cash flow significant profitability and strong management.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statement contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: successful consumption of the transactions contemplated in this press release, market demand for the companies’ products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent annual report on Form 20-F. Formula undertakes no obligation to publicity release any revision to any forward looking statement.